June 6, 2005

Mail Stop 0610

Barry Bennett
Chief Executive Officer
Advanced ID Corporation
6143-4 Street SE, Suite 14
Calgary, Alberta
Canada T2H 2H9

      Re:	Advanced ID Corporation
		Amended Preliminary Proxy Statement on Schedule 14A
      Filed May 19, 2005
      File No. 0-24965

Dear Mr. Bennett:

	This is to advise you that we have reviewed only the narrative portions of the above filing and have not conducted an accounting review of any of your company`s financial statements. We have the following comments on your filing. We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide all of the disclosures required by Item 7 of Regulation 14A, including the following:

* The information regarding the company`s director nomination process required by Item 7(d)(2)(ii). Please note that the term "nominating committee" refers to any body performing the functions of a nominating committee, including the entire board of directors.

* The disclosures regarding board member attendance at annual meetings required by Item 7(h)(3).

Information About Directors and Executive Officers

The Executive Officers

2. Please tell us why Bill Hoffman, as Vice President of Business
Development, has not been included as an executive officer.

3. Please revise to include a summary of the material terms of the employment agreements with each of your executive officers.

Discussion of Proposals by the Board

Proposal 1:  Election of Directors

4. Please tell us why cumulative voting is not required under Article
17, Section 5 of the South Dakota Constitution. If cumulative voting is permitted, please revise to provide appropriate disclosure regarding the nature, procedures for exercise and effect of those cumulative voting rights.

Proposal 3:  Change Domicile to Nevada

5. We note your response to comment 12, including your statement that the change in domicile to Nevada "will be accomplished by completing the requisite documentation" and "will not be accomplished through a merger or acquisition..." Please revise to further clarify how the change in domicile will be accomplished. For example, since a South
Dakota corporation and a Nevada corporation are separate and distinct legal entities, it is unclear how a South Dakota corporation can become a Nevada corporation simply by completing "the requisite documentation."

6. We note your response to comment 13, including your statement that you have not included copies of the Nevada charter and bylaws as appendices to the proxy statement because you have not drafted those documents. Please tell us supplementally why you believe shareholders will have sufficient information to make an informed voting decision with respect to the change in domicile to Nevada when the material provisions to be included in those documents have not yet been determined.

7. We note your response to comment 14. Please revise to include a discussion of all provisions of the South Dakota corporation`s charter and bylaws that may have material anti-takeover effects and the extent to which, if at all, those provisions will differ from those to be included in the charter and bylaws of the Nevada corporation.

8. We note your response to comment 16. Please revise to discuss any material federal income tax consequences to shareholders associated with the change in domicile from South Dakota to Nevada.

*  *  *  *

      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      Please contact the undersigned at (202) 942-7924 with any questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)
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Advanced ID Corporation
June 6, 2005
Page 1